UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

CHANNELL COMMERCIAL CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)

159186105

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159186105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Channell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000

	6.	Shared Voting Power 3,250,830. See Item 4(a).

	7.	Sole Dispositive Power 1,000

	8.	Shared Dispositive Power 3,250,830. See Item 4(a).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,251,830. See Item 4(a).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 34.1%. See Item 4(b).

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacqueline M. Channell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,001

	6.	Shared Voting Power 3,250,830. See Item 4(a).

	7.	Sole Dispositive Power 7,001

	8.	Shared Dispositive Power 3,250,830. See Item 4(a).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,831. See Item 4(a).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 34.1%. See Item 4(b).

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Channell Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 3,250,830. See Item 4(a).

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 3,250,830. See Item 4(a).

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,830. See Item 4(a).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 34.1%. See Item 4(b).

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Channell Commercial Corporation
	(b)	Address of Issuer’s Principal Executive Offices 26040 Ynez Road Temecula, California 92591

Item 2.
(a)

Name of Person Filing
William H. Channell and Jacqueline M. Channell, as Co-Trustees of the Channell Family Trust; and the Channell Family Trust

A Joint Filing Agreement is attached hereto as Exhibit 1.

	(b)	Address of Principal Business Office or, if none, Residence 26040 Ynez Road Temecula, California 92591
	(c)	Citizenship Mr. and Mrs. Channell are citizens of the United States. The Channell Family Trust is a California trust.
	(d)	Title of Class of Securities Common Stock, $.01 par value per share
	(e)	CUSIP Number 159186105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned: The 3,250,830 shares of common stock beneficially owned by the Channell Family Trust does not include 7,001 shares of common stock underlying stock options as to which Jacqueline Channell may exercise within sixty (60) days of December 31, 2005 and 1,000 shares of common stock underlying stock options as to which William Channell may exercise within sixty (60) days of December 31, 2005 .  Including their respective options, Mrs. Channell and Mr. Channell beneficially own 3,257,831 and 3,251,830 shares of common stock, respectively.

(b)

Percent of class: 34.1%, which calculation includes the shares of common stock beneficially owned by the Channell Family Trust and the total issued and outstanding common stock of Channell Commercial Corporation as of December 31, 2005, but does not include the 7,001 shares of common stock underlying stock options as to which Jacqueline Channell may exercise within sixty (60) days of December 31, 2005, and the 1,000 shares of common stock underlying stock options as to which William Channell may exercise within sixty (60) days of December 31, 2005.  Including their respective options, Mrs. Channell and Mr. Channell beneficially own 34.1% and 34.1%, respectively, of Channell Commercial Corporation's common stock as of December 31, 2004.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote -0-
(ii) Shared power to vote or to direct the vote 3,250,830
(iii) Sole power to dispose or to direct the disposition of -0-
(iv) Shared power to dispose or to direct the disposition of 3,250,830

As indicated above, Jacqueline Channell holds options to acquire 7,001 shares of common stock exercisable within sixty (60) days of December 31, 2005, and William Channell holds options to acquire 1,000 shares of common stock exercisable within sixty (60) days of December 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The Channell Family Trust has the right to receive the proceeds from the sale of the securities, the ownership of which is hereby reported.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

/s/ William H. Channell
William H. Channell

/a/ Jacqueline M. Channell
Jacqueline M. Channell

/s/ William H. Channell
The Channell Family Trust, William H. Channell, Co-Trustee

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).